CM Advisors Family of Funds

November 27, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	CM Advisors Family of Funds (the “Trust”), on behalf of its series portfolio, CM Micro Cap Value Fund (the “Fund”)

File Nos. 811-21260 and 333-101585

Response to Comments on Post-Effective Amendment No. 18 on Form N-1A

Ladies and Gentlemen:

           We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 30, 2012 in connection with Post-Effective Amendment No. 18 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on September 14, 2012.  Set forth below are the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUS

1.
Comment:  If the Fund’s investment advisor has the ability to recoup any advisory fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement, include the terms of such recoupment in the expense limit footnote to the Annual Fund Operating Expenses table.

Response: The Fund’s investment advisor does not have the ability to recoup such fees and expenses under the Expense Limitation Agreement.

2.	Comment: If the Fund sells securities short, dividend expenses on securities sold short should be reflected in the Annual Fund Operating Expenses table.

Response: If the Fund sells securities short, dividend expenses on securities sold short will be reflected in the Annual Fund Operating Expenses table.

3.
Comment:  Clarify whether the Fund will invest primarily in U.S. securities or whether the Fund will invest in foreign securities as a principal investment strategy.  If the Fund will invest in foreign securities as a principal investment strategy, include appropriate risk disclosure.

Response:  The Fund has the ability to invest in foreign securities, but investing in foreign securities is not a principal strategy.  The first sentence of the fourth paragraph of the section “Principal Investment Strategies of the Micro Cap Value Fund” has been revised as follows (new text in italics):

“The Micro Cap Value Fund typically invests in domestic common stocks…”

4.	Comment: If the Fund’s performance is available monthly on the Fund’s website, include the internet address of the website in the “Performance Summary” section as required by Form N-1A.

Response: The Fund does not provide updated performance information monthly on its website.

5.	Comment: At the bottom of the Fund’s privacy policy appears a statement, “This is not part of the Prospectus.” If the privacy policy is not a part of the Prospectus, remove it from the Prospectus.

Response:  The statement, “This is not part of the Prospectus” has been deleted from the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

6.	Comment: If the Fund intends to sell credit default swaps, disclose that the Fund will cover the full notional value.

Response:  In the Fund’s SAI, under the heading, “Investment Policies and Risks – Swaps,” the disclosure has been revised to include the following:  “If the Fund engages in credit default swaps, the Fund will cover the full notional value of the credit default swap.”

7.	Comment: Include a "Tandy" representation with respect to the Staff’s comments on the Fund’s filing.

Response: The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                      *                      *                      *                      *

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:	Scott Van Den Berg
Sean Golliher
Van Den Berg Management I, Inc.
805 Las Cimas Parkway, Suite 430
Austin, TX 78746

Thomas W. Steed, III
Kilpatrick Townsend & Stockton, LLP
4208 Six Forks Road, Suite 1400
Raleigh, NC 27609